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Casey Miles

Owner, Master Distiller at The California Spirits Co.

San Marcos, California

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The California Spirits Company

American Distilling Institute

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500+ connections

Founder and Head Distiller at The California Spirits Company, LLC located in San Marcos, CA.

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1,894 followers



Podcast on starting your own business

 **Casey Miles**
Published on LinkedIn

The format is as if you were riding in the car with me and I'm talking about how to find a product or service you're passionate about to wrap your business around. How to do it on the side until it starts making money and explaining everything in easy examples and exercises. My goal ...see more

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Experience

Owner, Master Distiller

The California Spirits Company

Nov 2013 – Present · 5 yrs 3 mos
San Marcos, CA

I'm currently the founder/owner of The California Spirits Company LLC. Our flagship product is a small-batch, light rum designed for extreme smoothness that will improve any rum-based cocktail. My duties right now include financial projections, marketing planning, budget management, acquisition of capital assets, distillery floor plan, and various other roles involved with launching a distillery.

 **The California Spirits Company**

Brocade
5 yrs 11 mos

 

HPC Solutions Engineer
Jan 2008 – Jun 2012 · 4 yrs 6 mos
San Diego, CA

Federal Solutions Engineer
Foundry Networks
Oct 2003 – Jan 2008 · 4 yrs 4 mos
Frankfurt Area, Germany

Network Engineer
United States Air Force
Oct 1996 – Oct 2003 · 7 yrs 1 mo
RAF Croughton, NAVSouth Capo, Offutt AFB

Education

American Distilling Institute
Distilling Science, Distillery Management, Rum, Whiskey, Vodka, A+
2013 – 2013
Activities and Societies: ADI Member

Attended week-long courses in Distillation and Distillery Management at:
Koval Distillery, Chicago, IL
Ryan & Wood Distillery, Gloucester, MA

Shorter courses attended at:
Dancing Pines Distillery, Denver, CO
Spring 44 Distillery, Denver, CO

Various Seminars at ADI Conferences on:
Taxation, Floor plan, Microbial Science, Fermentation, Nosing, etc...

University of California, Irvine - The Paul Merage School of Business
MBA, Masters of Business Administration
2011 – 2014
Activities and Societies: Business Plan Competition Private Equity Management
Competition

The Data Warehouse Institute
Certified Business Intelligence Professional, Data Center Design and Operations
2012 – 2012

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